As filed with the Securities and Exchange Commission on January 25, 2006.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 In the Matter of                                              CERTIFICATE
Cinergy Corp., et al.                                              OF
 File No. 70-10254                                             NOTIFICATION

           Public Utility Holding Company Act of 1935 (the "Act")


1.   With reference to the declaration as amended in the above file
     (the "U-1") and the Commission's order with respect thereto dated November 29, 2005 (HCAR No. 28066) (the "Order"), as well as Rule
     24(a) under the Act, Cinergy Corp. hereby certifies that the transactions proposed in the U-1 and authorized in the Order have been consummated in accordance with the terms and conditions contained in and for the purposes represented by the U-1 and the Order.

2. Filed herewith is Exhibit F-1, an Opinion of Counsel with respect to the consummation of the proposed transactions.



                             S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  January 25, 2006

                                                 CINERGY CORP.


                                                 By: /s/George Dwight II
                                                     George Dwight II
                                                     Associate General Counsel